信和置業有限公司
Sino Land Company Limited

07026907

RECEIVED

2007 SEP 25 A 5:32

Our Ref.: SLC-EI/FC-2007/CS-1145

7 September 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Announcement of Notice of Board Meeting of the Company.

For your information, the above document is also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Encls.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Final Results 2007\Notice of Board Meeting\Letter - ADR.doc

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the Board of Directors (the "Board") of Sino Land Company Limited (the "Company") will be held on Tuesday, 18th September, 2007 at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong, whereat the Board will, among other matters, consider and approve the final results for the year ended 30th June, 2007 and decide the recommendation of a final dividend.

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 6th September, 2007

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END